July 18, 2024

Jon Slabaugh
Chief Financial Officer
FiscalNote Holdings, Inc.
1201 Pennsylvania Avenue, N.W.
6th Floor
Washington, DC 20004

       Re: FiscalNote Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Filed March 15, 2024
           File No. 001-39672
Dear Jon Slabaugh:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Certain Non-GAAP Measures
Adjusted Gross Profit and Adjusted Gross Profit Margin, page 52

1. Please reconcile the non-GAAP measure "adjusted gross profit" to the most directly comparable GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. In addition, as you are presenting your adjusted gross margin on a percentage basis, please revise your disclosure to include your fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(A)
       of Regulation S-K. This comment also applies to your Forms 10-Q and Item
2.02 Forms
       8-K which present a similar measure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 18, 2024
Page 2

       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services